Analyst Meeting September 2007

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-138442

October 2, 2007

Risks and Forward-Looking Statements Investment in the shares offered by Ellora Energy Inc. (“Ellora”) involves risks associated with Ellora’s business, Ellora’s initial public offering, as well Ellora’s common stock (among others). These risks can significantly impact the market value of the common stock. Please see the “Risk Factors” section beginning on page 11 of the prospectus portion of the registration statement being circulated in connection with Ellora’s proposed initial public offering. Except for the historical information contained herein, the matters discussed in this presentation include forward looking statements. Although Ellora believes that the assumptions underlying these statements are reasonable, investors are cautioned that such forward-looking statements are inherently uncertain and necessarily involve risks that may affect Ellora’s business prospects and performance, causing actual results to differ from those discussed during this presentation. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in Ellora’s registration statement filed with the SEC. Any forward-looking statements made are subject to all of the risks and uncertainties involved in the acquisition, exploration, development and production of oil and gas properties, including (but not limited to) inherent risks and uncertainties involving the calculation of natural gas and oil reserves, estimating and forecasting realized natural gas and oil prices and production volumes. Many of these risks are beyond management’s control. These risks include the risks described in the prospectus. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Ellora’s actual results and plans could differ materially from those expressed in any forward-looking statements. Ellora undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents by visiting the SEC website at www.sec.gov. You may obtain a copy of the prospectus by calling toll free 1-800-285-2510. The pre-effective registration statement, as currently amended, is available by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1371133/000104746907006308/a2175156zs-1a.htm.

Company Overview Proved Reserve Highlights Proved Reserves (Bcfe): 256 - Percent Proved Developed: 36% - Percent Natural Gas: 73% 2Q07 Net Production (MMcfe/d): 28 PV10 Value (MM, pretax): $576 2007 CAPEX (MM): $100 Locations: 197 Operational Control: >90% Hugoton 2Q07 Net Production (MMcfe/d): 13 Net Acres (includes CO): 772,000 Proved Reserves (Bcfe): 104 East Texas 2Q07 Net Production (MMcfe/d): 15 Net Acres: 71,000 Proved Reserves (Bcfe): 152

Key Investment Highlights Strong historical growth in production, reserves, and cash flow Low-cost, low-risk reserve additions 85%+ drilling success rate since inception in 2002 Very attractive $1.58/Mcfe F&D cost since inception Substantial acreage positions in Hugoton (Kansas) and James Lime (East Texas) 736,000 net acres in the Hugoton area – primarily held by production 71,000 net acres - one of the largest James Lime positions Multi-year drilling inventory provides visible, significant production and reserves growth (R/P 29 years on proved reserves) High level of control over pace of operations Operate 90%+ of our estimated proved reserves Less regulatory risk in KS and TX Own 100 miles of gas pipeline in East Texas, enhancing realized pricing and providing market options 100% WI in Kansas and 95% WI in East Texas in most of our future drilling locations Strong financial position post-offering: no debt; ~$25 MM of cash, and $110MM available under credit facility Strong, experienced executive management and financial partner Yorktown Yorktown and Ellora management/directors will own 61% post-offering

Technically Talented and Proven Management Team 16 years with ARCO – Engineering, Strategic Planning, Investor Relations 9 years Petrie Parkman – Sell-side & oil markets analyst, Head of Research BS Petroleum Engineering - Colorado School of Mines; MBA - UCLA 26 Steven R. Enger Vice President Investor Relations & Corporate Dev. 25 years with Pogo Producing Company – Land Department VP of Land & Acquisitions of Ellora since 2005 BBA with emphasis in Petroleum Land Management – University of Oklahoma 27 Jeffery S. Williams Vice President of Land and Acquisitions Exploration Geologist for Shell, Amoco, & Questar VP of Exploration of Ellora and predecessor companies since 2000 BA Geology - Middlebury College; MS Geology - University of Colorado 23 Valerie K. Walker Vice President of Exploration Drilling and Reservoir Engineer for ARCO 15 years at Questa Engineering – VP & International Engineering advisor COO of Ellora since 2002 BS, ME in Petroleum Engineering – Colorado School of Mines 23 Richard F. McClure, Jr. Vice President Chief Operating Officer Former President of Oil & Gas consulting firm, 15 years advisory experience CFO of Whiting Petroleum for 5 years, took company public CFO of Ellora since 2005 BBA in Accounting – Texas Tech University, CPA 28 James R. Casperson Vice President Chief Financial Officer Petroleum Engineer with Amoco COO of Alta Energy, acquired by Devon in 1993 President of TPEX Exploration CEO of Ellora companies since 1995 BS Chemical Engineering – University of Colorado; BA – Colorado College 28 T. Scott Martin Chairman and Chief Executive Officer Biography Years Exp. Name & Position

Strong, Seasoned Board of Directors

Name & Position	Biography
Cortlandt S. Dietler *Director*	• Past Chairman of the Board of TransMontaigne • Founder, Chairman & CEO of Associated Natural Gas • Member, National Petroleum Council; Director, American Petroleum Institute • Director of Hallador Petroleum, Cimarex, Forest Oil, Nytis Exploration
Bryan H. Lawrence *Director*	• Founder and Senior Manager of Yorktown Partners LLC • Previously Managing Director of Dillon Read • Director of Crosstex Energy, Hallador Petroleum, Star Gas Partners and Winstar Resources
Peter A. Leidel *Director*	• Founder and Partner of Yorktown Partners, LLC • Previously Senior Vice President of Dillon Read • Past Director of Willbros Group and Yorktown portfolio companies in the energy industry
Sheldon B. Lubar *Director*	• Chairman of the Board of Lubar & Co. • Past Chairman of the Board of Christiana Gas • Past Director of Crosstex Energy, Star Gas Partners and Weatherford International
Neil L. Stenbuck *Director*	• Executive Vice President and CFO of Cirque Resources • Past Director, Executive Vice President and Chief Financial Officer of Prima Oil and Gas • Past Vice President – Finance, CFO, Treasurer and Director for Basin Exploration, Inc.
James B. Wallace *Director*	• Past Chairman of the Board of Tom Brown Inc. • Past CEO and Chairman of the Board of BWAB • Director of Delta Petroleum
George A. Wiegers *Director*	• Former General Partner of Lehman Brothers and Managing Director of Dillon Read • Active in the development & financing of industrial, natural resources, & media/comm. cos. • Director of several public and private industrial and media companies

ELLORA ENERGY
September 24, 2007
Page 6

Average Daily Net Production Average Daily Production (MMcfe/d) 4 8 11 17 21 28 0 5 10 15 20 25 30 2002 2003 2004 2005 2006 2Q 07

East Texas Locator Map Gross Acreage: 74,000 Net Acreage: 71,000 Proved Reserves: 152 Bcfe 2007 CapEx Budget: $45 MM Shelby County, TX

East Texas Overview Initial position acquired June 2002 – 10 Bcfe, 5 MMcfe/d, 25,000 net acres for $15 MM Now at 71,000 net acres in East Texas/Louisiana Acquisition from ConocoPhillips 2003 for $9 MM 41% of leasehold is held by production Production has tripled to 15 MMcfe/d Over 150 Bcfe added to proved reserves 100 miles of pipeline (English Bay Pipeline System) Plan 16-18 James Lime, 2 Fredericksburg wells 2007 Additional targets - Fredericksburg, Rodessa, Pettet and Travis Peak

Evolution/history

Early vertical wells – production variable (not unusual in a fractured reservoir)

First horizontal well – drilled by UPRC in 1993 but frac’d into water

Ellora bought Textron (an early implementer in horizontal development in Shelby County) in 2002, added acreage from ConocoPhillips in 2003

Ellora’s Approach

Success in identifying water-bearing faults

Shifted from fracs to dual-lateral horizontal wells – cheaper and better in Huxley

Can add 30% to initial rates and EURs

Ramping up activity level, running two rigs now

Higher porosity has led to higher cumulative recoveries

Typical James Lime well parameters:

$2.6 MM D&C cost (dual-lateral well)

2.4 Bcfe estimated EUR

1.8 MMcfe/d initial rate (30 day)

Results

97% success rate on James Lime drilling

Texas production up three-fold from acquisition

James Lime Cumulative Recoveries

James Lime Stratigraphic Cross Section SW A NE A’ 2’ Φ >8% 1 bench 56’ Φ >8% 9 benches 69’ Φ >8% 9 benches 68’ Φ >8% 7 benches 14’ Φ >8% 4 benches Angie Huxley Converse Benson PATTON OPERATING COMPANY HOYT BILLIE JOHNSON 1 COMP_DATE : 9/16/1980 ELLORA OPERATING LP BRETT 1H COMP_DATE : 4/4/2000 SAMSON LONE STAR FURLOW A B 3 COMP_DATE : 4/11/2001 ELLORA OPERATING MOORE 1 COMP_DATE : 3/12/2002 SILVER OAK OPERATING JAMES RC SUA;CLECO 1 COMP_DATE : 12/21/2000

Ellora Net James Lime Production 18,000 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2002 2003 2004 2005 2006 2007 2008 Year Ellora James Lime Production - Mcfd 0 10 20 30 40 50 60 70 80 Wells

Potential in Other Horizons in East Texas LOWER CRETACEOUS FRED-ERICKSBURG (LS & SH) GLEN ROSE PEARSALL JURASSIC HAYNESVILLE (SD & SH) BOSSIER (SH) COTTON VALLEY (SD & SH) HOSSTON - TRAVIS PEAK (SD & SH) SLIGO – PETTIT (LS & SH) PALUXY (SD & SH) UPPER GLEN ROSE MOORINGSPORT MASSIVE ANHYDRITE RODESSA (LS & SH) BEXAR (SH) JAMES (LS & SH) PINE ISLAND (SH) Cumulative recoveries shown in Bcfe PETTET 3.5 RODESSA/PETTET 3.1 MOORINGSPORT 1 HOSSTON 2.4 HOSSTON 3.5 PETTET 3 PETTET 1.6 HOSSTON 1.8 HOSSTON 1.7 HOSSTON 1.9 FREDERICKSBURG 3.6 FREDERICKSBURG 1.2 FREDERICKSBURG 1.4 FREDERICKSBURG 1.1 FREDERICKSBURG 1 PALUXY 2 FREDERICKSBURG 1.2 FREDERICKSBURG 1 FREDERICKSBURG 1.1 RODESSA 8.5 TRAVIS PK 1.6 PETTET 4.6 PETTET 1.8 TRAVIS PK 1.1 TRAVIS PK 1.8 TRAVIS PK 1.5 TRAVIS PK 4.8 RODESSA 4.4 PETRA 9/27/2007 11:40:23 AM

Kansas (Hugoton Area) Overview Gross Acreage: 793,000 Net Acreage: 736,000 Proved Reserves: 104 Bcfe 2007 CapEx Budget: $55MM

Hugoton Leasehold Position Leasehold owner of 793,000 gross/736,000 net acres in the Hugoton “Deep”

$45 million to acquire Presco Western’s farmout position from BP in April, 2005

Converted farmout to a leasehold interest in October, 2006 for $28 million

Increased the majority of the net revenue interest from 80% to 87.5%

Applies below the top of the Heebner Shale, from approximately 4,000-7,000’

Leasehold acreage ownership is primarily held by production

Approximately 400 square miles of 3-D seismic coverage over 36% of the acreage

Hugoton is the largest gas field in North America with 31 Tcf gas produced

One of the original supermajor resource plays

Majority of development historically from the Permian at 2,400 – 3,200’ and with gas prices <$2.00/Mcf

Our acreage position historically was controlled by a supermajor with focus on the shallow and little incentive to drill deeper

Development of a Giant Field - Hugoton All Hugoton Wells (31 TCF) Hugoton Wells Below 4,000 ft (5+ TCFe)

Hugoton Field – Ellora’s Opportunity Significant Hugoton Deep upside remains

5+ Tcfe cumulative recovery in 9 county area

At least two economic zones in each completed well

Significant oil (including waterflood) and gas potential

Plan to drill 55 wells in 2007 and invest $55MM

Ellora has increased production from 2 to 12 MMcfe/d in two years, with an 86% completion rate

63 wells drilled since 2Q05; 469 identified future drilling locations

Three Lansing/Kansas City waterflood candidates

Typical Ellora Kansas well:

Initial flow rate of 620 Mcfe/d

Average proved reserves of 0.7 Bcfe

Drill & Complete cost of $650K

Future Opportunities in the Hugoton Area Coiled Tubing Drilling Ellora the first to use CT drilling in Kansas Much faster trip times Potential for drastic reductions in drilling time G&G Technologies Advanced seismic processing and modeling helps resolve porosity Low resistivity/thin pays completed economically Prospecting for stratigraphic traps beyond Morrow/Chester channels

Hugoton Potential 736,000 Net Acres Non-Captured 89.8% PDP 4.3% PUD 1.2% PRB 0.7% POS 2.3% ROYALTY 1.7%

Capital Expenditures (millions) $100 (a) $52 $33 $21 $19 (a) Based on the mid-point of management’s projected range. Excludes acquisitions. $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 2003 2004 2005 2006 2007

2007 Planned Capital Expenditures By Geography By Opportunity $45MM East Texas $55MM Hugoton $8MM Waterflood $88MM Drilling $4MM G+G

Proved Reserves Proved Reserves (Bcfe) 256 230 200 101 118 . 0 50 100 150 200 250 300 2003 2004 2005 2006 2Q 07

EBITDA EBITDA (MM$) $3.1 $6.7 $13.7 $33.8 $31.4 $17.9 0 5 10 15 20 25 30 35 2002 2003 2004 2005 2006 1H 07

Ellora Acquisitions

Date	State	Acquisition	Price (MM$)	Reserves (Bcfe)	Rate (MMcfe/d)	$/Mcfe	$/Mcfe/d
2Q01	TX	Textron	15	10	5	1.50	3000
3Q03	TX	Conoco Phillips	9	22	2	0.41	4500
2Q05	KS	Presco Western	45	60	2	0.75	22500
3Q05	TX	A. Born	26	11	2	2.40	13000
1Q-3Q 07	KS	BP	28	22	1	1.27	28000
		Subtotal KS	73	82	3	0.89	24333
		Subtotal TX	50	43	9	1.16	5556
		TOTAL	123	125	12	$0.98	10250

ELLORA ENERGY

September 24, 2007

Page 25

Offering Summary

Issuer:	Ellora Energy Inc.
Nasdaq Symbol:	LORA
Offering Size:	$128 million (1)
Price Range:	$15 to $17/share
Shares Offered:	8,000,000 Primary (+ registering 144a shares)
Over-Allotment Option:	Up to 15% on primary
Total Shares Post Offering:	52.86 MM basic, 55.41 MM diluted
Use of Proceeds:	Repay all outstanding indebtedness, fund capital expenditures for 2007 drilling program and general corporate purposes
Joint-Bookrunners:	A.G. Edwards
	Friedman Billings Ramsey
Co-Managers:	Raymond James
	KeyBanc Capital Markets
Expected Pricing:	TBD

ELLORA ENERGY

(1) Based on mid-point of filing range.

September 24, 2007
Page 26

Key Investment Highlights Strong historical growth in production, reserves, and cash flow

Low-cost, low-risk reserve additions

85%+ drilling success rate since inception in 2002

Very attractive $1.58/Mcfe F&D cost since inception

Substantial acreage positions in Hugoton (Kansas) and James Lime (East Texas)

736,000 net acres in the Hugoton area – primarily held by production

71,000 net acres - one of the largest James Lime positions

Multi-year drilling inventory provides visible, significant production and reserves growth

                                                (R/P 29 years on proved reserves)

High level of control over pace of operations

Operate 90%+ of our estimated proved reserves

Less regulatory risk in KS and TX

Own 100 mi. of gas pipeline in East Texas, enhancing realized pricing and providing market options

100% WI in Kansas and 95% WI in East Texas in most of our future drilling locations

Strong financial position post-offering: no debt; ~$25 MM of cash, and $110MM available under credit facility

Strong, experienced executive management and financial partner Yorktown

Yorktown and Ellora management/directors will own 61% post-offering

Ellora Energy